UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

FS CREDIT INCOME FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

30300R 203

(CUSIP Number)

Michael C. Forman

FS Credit Income Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,365,156.667(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,365,156.667(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,156.667(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

(1) Includes 1,365,156.667 Class I Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”), of FS Credit Income Fund (the “Fund”) held by FSCIF SCV Feeder I LLC (“Feeder”), a wholly-owned special purpose finance vehicle of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of Feeder, FSH may be deemed to have shared voting and dispositive power of the Shares held by Feeder.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,726,816.008(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,726,816.008(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,726,816.008(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON IN

(2) Includes 1,365,156.667 Shares of the Fund held by Feeder, a wholly-owned special purpose finance vehicle of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by Feeder. Also includes 1,796,150.002 Shares of the Fund held by MCFDA FSCIF LLC (“SCV”), of which Mr. Forman is the manager and may be deemed to have shared voting and dispositive power of the Shares held by SCV, and 565,509.339 Shares held by the Forman Family Foundation.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,161,306.669(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,161,306.669(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,306.669(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3%
14	TYPE OF REPORTING PERSON IN

(3) Includes 1,365,156.667 Shares of the Fund held by Feeder, a wholly-owned special purpose finance vehicle of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by Feeder. Also includes 1,796,150.002 Shares of the Fund held by SCV, of which Darco Capital LP (“Darco Capital”) is a member. As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS MCFDA FSCIF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS FSCIF SCV Feeder I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,365,156.667
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,365,156.667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,156.667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS The Forman 2011 Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(4)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(4) Includes 1,796,150.002 Shares of the Fund held by SCV, of which The Forman 2011 Investment Trust (the “Forman Trust”) is a member.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS FB Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(5)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON PN

(5) Includes 1,796,150.002 Shares beneficially owned by SCV, of which FB Capital Partners, LP (“FB Capital”) is a member. Mr. Forman, as a member of FB Capital Management, LLC, the general partner of FB Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by FB Capital.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Darco Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(6)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON PN

(6) Includes 1,796,150.002 Shares of the Fund held by SCV, of which Darco Capital is a member. As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Darco Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(7)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002(7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(7)	Includes 1,796,150.002 Shares of the Fund held by SCV, of which Darco Capital is a member. As the general partner of Darco Capital, Darco Capital GP, LLC may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Darco Capital. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by Darco Capital.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS FB Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Pennsylvania)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(8)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002 (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(8)

Includes 1,796,150.002 Shares beneficially owned by SCV, of which FB Capital Partners, LP (“FB Capital”) is a member. Mr. Forman, as a member of FB Capital Management, LLC, the general partner of FB Capital, may be deemed to have shared voting and dispositive power over Shares beneficially owned by FB Capital.

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Michael J. Heller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,796,150.002(9)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,796,150.002 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,150.002(9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN

(9)	Includes 1,796,150.002 Shares of the Fund held by SCV, of which the Forman Trust is a member. As a trustee of the Forman Trust, Mr. Heller may be deemed to have voting and dispositive power over the Shares beneficially owned by the Forman Trust but is not a beneficiary thereunder.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 1, 2017 (as amended to date, the “Statement”), relating to the Class I Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”), of FS Credit Income Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

“Item 2. Identity and Background” is hereby amended and restated in its entirety as follows:

“(a) This statement is filed by:

1.	Franklin Square Holdings, L.P. (“FSH,” doing business as “FS Investments”), a Delaware limited partnership.

2.	FSCIF SCV Feeder I LLC (“Feeder”), a Delaware limited liability company.

3.	MCFDA FSCIF LLC (“SCV”), a Delaware limited liability company.

4.	Michael C. Forman, an individual.

5.	The Forman 2011 Investment Trust (the “Forman Trust”), a Pennsylvania trust.

6.	FB Capital Partners, LP (“FB Capital”), a Pennsylvania limited partnership for which [FB Capital Management, LLC], a [Pennsylvania limited liability company], serves as the general partner.

7.	David J. Adelman, an individual.

8.	Darco Capital, LP (“Darco Capital”), a Pennsylvania limited partnership, for which Darco Capital GP LLC, a Pennsylvania limited liability company, serves as the general partner.

9.	Michael Heller, an individual.

Each person or entity listed in this Item 2 is referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have agreed to file this statement jointly in accordance with the provision of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)-(c) The address of each Reporting Persons is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. The Reporting Persons are primarily involved in investment activities. FSH is in the business of conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolio. The principal businesses of FB Capital Management, LLC and Darco Capital GP, LLC are to serve as the general partner of FB Capital and Darco Capital, respectively. Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman and chief executive officer of each of the firm’s funds and affiliated investment advisers and chairs most of the fund investment committees. Mr. Adelman is one of the founders of FS Investments and currently is the Vice Chairman of FS Investments and serves as Vice Chairman of most of the firm’s funds and most of the affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. The business address for Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104. Feeder and SCV were created to hold investment products sponsored by FSH and Shares of the Fund, respectively, in connection with a financing transaction with Nomura Securities (Bermuda) Ltd. (“Nomura”), as lender, in which Feeder, a wholly-owned special purpose financing subsidiary of FSH, serves as an initial borrower and SCV, a special purpose finance vehicle of which (i) Mr. Forman, the Forman Trust, FB Capital and Darco Capital constitute all of the members and (ii) Mr. Forman is the sole manager, serves as an initial guarantor.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman, Adelman and Heller are United States citizens.”

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby further amended and supplemented by adding the following paragraph(s) to the end thereof:

“On December 21, 2018, Feeder and certain other funds affiliated with FSH entered into a credit agreement (the “Credit Agreement”) providing for a secured credit facility with Nomura, as lender, in which Feeder serves as an initial borrower and SCV serves as an initial guarantor. In connection with the transactions contemplated by the Credit Agreement, FSH contributed 1,365,156.667 Shares of the Fund to Feeder, a wholly-owned special purpose financing subsidiary of FSH, in exchange for an interest in Feeder, at a price equal to $12.34 per Share. Also in connection with the transactions contemplated by the Credit Agreement, Mr. Forman, the Forman Trust, FB Capital and Darco Capital each contributed 8,353.382, 516,760.640, 143,038.478 and 1,127,997.502 Shares of the Fund, respectively, to SCV, a special purpose finance vehicle of which (i) Mr. Forman, the Forman Trust, FB Capital and Darco Capital constitute all of the members and (ii) Mr. Forman is the sole manager, in exchange for interests in SCV, at a price equal to $12.34 per Share. In addition, each of Mr. Forman, the Forman Trust, FB Capital and Darco Capital entered into a Pledge Agreement with Nomura, pursuant to which such parties pledged all of their equity interests in SCV in order to guaranty obligations under the Credit Agreement and Feeder, together with SCV and certain other affiliated entities, entered into a Security Agreement with Nomura, pursuant to which such parties granted a security interest in certain of assets and equity interests as collateral to secure obligations under the Credit Agreement.”

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby further amended and supplemented by adding the following paragraph(s) to the end thereof:

“The descriptions of the Credit Agreement, contributions and the transactions contemplated thereby contained in Item 3 are hereby incorporated by reference into this Item 4.”

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of Issuer” is hereby amended and restated in its entirety as follows:

(a)-(b)

1.	The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on approximately 9,204,993.115 Shares of the Fund outstanding as of December 28, 2018.

2.	By virtue of the relationship described herein, certain of the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Exchange Act. As a member of a group, the members may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the 3,726,816.008 Shares beneficially owned by the other members of the group. Such Shares represent 40.5% of the issued and outstanding Shares of the Fund. The filing of this Statement shall not be construed as an admission that the Reporting Person beneficially owns the Shares that may be held at any time and from time to time by any other member of the group.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Amended and Restated Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2018

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman

FSCIF SCV Feeder I LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Authorized Person

MCFDA FSCIF LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Authorized Person

THE FORMAN 2011 INVESTMENT TRUST

By:	/s/ Michael J. Heller
	Name:	Michael J. Heller
	Title:	Trustee

FB CAPITAL PARTNERS, L.P.

By: FB Capital Management, LLC, its General Partner

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Authorized Person

FB CAPITAL MANAGEMENT, LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Authorized Person

DARCO CAPITAL, LP

By: Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Authorized Person

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Authorized Person

/s/ Michael J. Heller
Michael J. Heller